Mail Stop 4631

                                                              October 19, 2018

Yun Cai
President
Tiburon International Trading Corp.
Xinkaicun, group 5, Weizigouzhen, Jiutai
Changchun, Jilin province, China 130519

       Re:      Tiburon International Trading Corp.
                Amendment No. 4 to Registration Statement on Form S-1 Filed October 5, 2018
                File No. 333-223568

Dear Mr. Cai:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2018 letter.

Plan of Distribution, page 12

   1. It appears that you have inadvertently reflected a share price of $0.30 for the selling stockholders. Please revise this section and selling shareholder plan of distribution section to clarify that the shares will be sold at the fixed price of $0.03 for the duration of the offering.

Exhibit 5.1

   2. We note your response to our prior comment 3. Please have counsel revise the legal opinion to opine, if true, that the 100,000 shares of common stock being offered by the selling stockholders are legally issued, fully paid, and non-assessable. Please refer to
      Section II.B.2.h of Staff Legal Bulletin No. 19.
 Yun Cai
Tiburon International Trading Corp.
October 19, 2018
Page 2

        You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at
(202) 551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.


                                                           Sincerely,

                                                           /s/ Asia
Timmons-Pierce, for

                                                           Amanda Ravitz
                                                           Assistant Director
                                                           Office of
Manufacturing and
                                                           Construction